Form 10-K405, Exhibit 13
period 1996-09-30
ZOLTEK COMPANIES INC
filed 1996-12-30
CIK 890923

                                                   ZOLTEK COMPANIES, INC.
                                            SELECTED CONSOLIDATED FINANCIAL DATA
                                            (In thousands, except per share data)
Statement of Operations Data:                                                         Year Ended September 30,
---------------------------------------------------------------------------------------------------------------------------
                                                                      1996        1995        1994        1993        1992
                                                                    =======     -------     -------      ------      ------
Net sales                                                           $68,957     $12,698     $ 7,920      $5,141      $3,017
Cost of sales                                                        49,772       7,716       4,502       2,942       1,691
Gross profit                                                         19,185       4,982       3,418       2,199       1,326
Selling, general and administrative expenses                          9,510       1,845       1,624       1,356       1,487
Operating income (loss) from continuing operations                    9,675       3,137       1,794         843        (161)
Interest expense                                                      1,012         740         617         579         781
Net income (loss) from continuing operations                          6,172       1,577         799         136        (675)
Income from discontinued operations, net of income taxes                 39         456         208         431         469
                                                                    -------     -------     -------      ------      ------

Net income (loss)                                                   $ 6,211     $ 2,033     $ 1,007      $  567      $ (206)
                                                                    =======     =======     =======      ======      ======
Net income (loss) per common and common equivalent
 share from continuing operations                                   $   .45     $   .16     $   .09      $  .02      $ (.11)
Net income per common and common equivalent
 share from discontinued operations                                     .00         .05         .02         .04         .08
                                                                    -------     -------     -------      ------      ------

Net income (loss) per common and common equivalent share            $   .45     $   .21     $   .11      $  .06      $ (.03)
                                                                    =======     =======     =======      ======      ======
Weighted average common and common equivalent shares
 outstanding                                                         13,737       9,583       9,314       9,025       6,000

Balance Sheet Data:                                                                       September 30,
---------------------------------------------------------------------------------------------------------------------------
                                                                     1996         1995        1994        1993        1992
                                                                   ========     -------     -------     -------     -------
Working capital (deficit)                                          $ 83,314     $ 6,322     $ 3,866     $   467     $(2,411)
Total assets                                                        134,660      18,390      17,373      15,371      13,680
Short-term debt                                                       4,579         745       1,662       3,040       4,632
Long-term debt, less current maturities                               5,207       6,191       6,562       4,394       4,998
Shareholders' equity                                                108,778       9,519       7,100       5,936       1,692


                             ZOLTEK COMPANIES, INC.
                      REPORT OF INDEPENDENT ACCOUNTANTS





To the Board of Directors and Shareholders of Zoltek Companies, Inc.
--------------------------------------------------------------------------------

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Zoltek Companies, Inc., and its subsidiaries at September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 1, effective October 1, 1993, the Company changed its method of accounting for income taxes.





Price Waterhouse LLP
St. Louis, Missouri
November 14, 1996

                                           ZOLTEK COMPANIES, INC.
                                         CONSOLIDATED BALANCE SHEET
Assets                                                                                             September 30,
------------------------------------------------------------------------------------------------------------------------
                                                                                              1996              1995
                                                                                          ============       -----------
Current assets:
     Cash and cash equivalents                                                            $ 75,446,930       $ 1,677,400
     Accounts receivable, less allowance for doubtful accounts of $71,779 and
        $28,038, respectively                                                               11,225,528         3,066,427
     Inventories                                                                            12,596,708         3,127,339
     Prepaid expenses                                                                          350,129            27,144
     Other receivables                                                                       2,700,259
     Assets held for sale                                                                                        581,472
                                                                                          ------------       -----------
        Total current assets                                                               102,319,554         8,479,782
Property and equipment, net                                                                 31,440,578         9,355,773
Other assets                                                                                   899,875           554,675
                                                                                          ------------       -----------
        Total assets                                                                      $134,660,007       $18,390,230
                                                                                          ============       ===========

Liabilities and shareholders' equity
------------------------------------------------------------------------------------------------------------------------
Current liabilities:
     Short-term notes payable                                                             $  3,694,495       $
     Current maturities of long-term debt                                                      884,364           744,542
     Trade accounts payable                                                                  8,620,515           861,578
     Accrued expenses and other liabilities                                                  2,278,999           290,060
     Accrued liabilities for acquired operations                                             3,326,681
     Income taxes payable                                                                      200,786           262,052
                                                                                          ------------       -----------
        Total current liabilities                                                           19,005,840         2,158,232
Other long-term liabilities                                                                    973,738
Long-term debt, less current maturities                                                      5,207,092         6,191,157
Deferred income taxes                                                                          695,721           522,000
Shareholders' equity:
     Preferred stock, $.01 par value, 1,000,000 shares authorized, no shares issued and outstanding
     Common stock, $.01 par value, 20,000,000 and 8,000,000 shares authorized,
        16,210,338 and 4,813,203 shares issued and outstanding, respectively                   162,103            48,132
     Additional paid-in capital                                                             99,870,008         4,208,336
     Cumulative translation adjustment                                                      (2,658,158)
     Retained earnings                                                                      11,403,663         5,262,373
                                                                                          ------------       -----------
                                                                                           108,777,616         9,518,841
                                                                                          ------------       -----------
        Total liabilities and shareholders' equity                                        $134,660,007       $18,390,230
                                                                                          ============       ===========

               The accompanying notes are an integral part of the consolidated financial statements.

                                               ZOLTEK COMPANIES, INC.
                                          CONSOLIDATED STATEMENT OF INCOME
                                                                                        Year Ended September 30,
-------------------------------------------------------------------------------------------------------------------------
                                                                            1996              1995               1994
                                                                         ===========       -----------        ----------
Net sales                                                                $68,956,758       $12,697,558        $7,920,651
Cost of sales                                                             49,771,511         7,715,879         4,502,263
                                                                         -----------       -----------        ----------
     Gross profit                                                         19,185,247         4,981,679         3,418,388
Selling, general and administrative expenses                               9,509,785         1,844,689         1,624,327
                                                                         -----------       -----------        ----------

     Operating income from continuing operations                           9,675,462         3,136,990         1,794,061
Other income (expense):
     Interest expense                                                     (1,012,487)         (739,506)         (616,608)
     Interest income                                                         545,974            31,647
     Other, net                                                             (497,312)            2,653             2,988
                                                                         -----------       -----------        ----------

Income from continuing operations before income taxes                      8,711,637         2,431,784         1,180,441
Provision for income taxes                                                 2,539,381           854,713           381,839
                                                                         -----------       -----------        ----------

     Net income from continuing operations                                 6,172,256         1,577,071           798,602
Income from discontinued operations, net of income taxes                      38,584           455,512           208,006
                                                                         -----------       -----------        ----------

     Net income                                                          $ 6,210,840       $ 2,032,583        $1,006,608
                                                                         ===========       ===========        ==========

Net income per common and common equivalent share:
     Income from continuing operations                                   $       .45       $       .16        $      .09
     Discontinued operations                                                     .00               .05               .02
                                                                         -----------       -----------        ----------

     Net income per common and common equivalent share                   $       .45       $       .21        $      .11
                                                                         ===========       ===========        ==========

Weighted average common and common equivalent shares outstanding          13,736,911         9,582,936         9,313,590

              The accompanying notes are an integral part of the consolidated financial statements.

                                                 ZOLTEK COMPANIES, INC.
                               CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                                                                            Additional  Cumulative
                                                                       Preferred  Common      Paid-in   Translation   Retained
                                                                         Stock    Stock      Capital    Adjustment    Earnings
--------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1993                                               $ 0    $ 31,000  $ 3,665,348  $         0  $ 2,239,226
Exercise of stock options                                                             285      113,994
Benefit of tax deduction for stock option compensation expense                                  44,000
Net income for the year ended September 30, 1994                                                                       1,006,608
                                                                          ---    --------  -----------  -----------  -----------
Balance, September 30, 1994                                                 0      31,285    3,823,342            0    3,245,834

Exercise of stock options                                                             803      278,994
Benefit of tax deduction for stock option compensation expense                                 106,000
Common stock split (3 for 2) in September 1995                                     16,044                                (16,044)
Net income for the year ended September 30, 1995                                                                       2,032,583
                                                                          ---    --------  -----------  -----------  -----------
Balance, September 30, 1995                                                 0      48,132    4,208,336            0    5,262,373
Secondary stock offering November 1995                                             20,850   26,270,471
Common stock split (2-for-1) in June 1996                                          69,550                                (69,550)
Secondary stock offering September 1996                                            23,000   68,853,000
Exercise of stock options                                                             571       78,201
Benefit of tax deduction for stock option compensation expense                                 460,000
Cumulative translation adjustment                                                                        (2,658,158)
Net income for the year ended September 30, 1996                                                                       6,210,840
                                                                          ---    --------  -----------  -----------  -----------
Balance, September 30, 1996                                               $ 0    $162,103  $99,870,008  $(2,658,158) $11,403,663
                                                                          ===    ========  ===========  ===========  ===========

                The accompanying notes are an integral part of the consolidated financial statements.

                                                 ZOLTEK COMPANIES, INC.
                                          CONSOLIDATED STATEMENT OF CASH FLOWS
                                                                                              Year Ended September 30,
-------------------------------------------------------------------------------------------------------------------------------
                                                                                           1996          1995          1994
                                                                                       ===========   -----------   -----------
Cash flows from operating activities:
  Net income                                                                           $ 6,210,840   $ 2,032,583   $ 1,006,608
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                        2,848,160     1,049,103       949,978
    Gain on sale of Equipment and Service Business Unit ("ESBU")                                        (387,887)
    Other, net                                                                              12,281
    Changes in assets and liabilities, net of effects from purchase of Viscosa:
      Increase in accounts receivable                                                   (3,616,406)     (131,545)     (815,423)
      Increase in other receivables                                                     (2,141,113)
      Increase in inventories                                                           (3,650,900)   (1,203,239)     (701,393)
      (Increase) decrease in prepaid expenses                                             (341,244)         (214)       22,770
      (Increase) decrease in refundable income taxes                                                     200,820      (145,509)
      Decrease in inventories held for sale                                                452,529
      Decrease in trade accounts payable                                                (1,321,946)     (244,081)     (335,805)
      Increase (decrease) in accrued expenses and other liabilities                        524,496       (73,967)       (6,013)
      Increase (decrease) in income taxes payable                                          (61,266)      188,591        73,461
      Decrease in accrued liabilities for acquired operations                             (132,041)
      Increase (decrease) in deferred income taxes                                         192,439       (58,000)      315,038
      Decrease in other long-term liabilities                                           (1,096,626)
                                                                                       -----------   -----------   -----------
         Total adjustments                                                              (8,331,637)     (660,419)     (642,896)
                                                                                       -----------   -----------   -----------
Net cash provided (used) by operating activities                                        (2,120,797)    1,372,164       363,712
                                                                                       -----------   -----------   -----------
Cash flows from investing activities:
  Payments for purchase of Viscosa, net of cash acquired                               (17,555,091)
  Payments for purchase of property and equipment                                       (5,133,657)     (951,081)   (1,135,155)
  Proceeds from sale of ESBU                                                                           1,716,960
  Proceeds from sale of fixed assets                                                       155,559
                                                                                       -----------   -----------   -----------
Net cash provided (used) by investing activities                                       (22,533,189)      765,879    (1,135,155)
                                                                                       -----------   -----------   -----------
Cash flows from financing activities:
  Net decrease in line of credit borrowings                                                           (1,027,969)   (1,359,567)
  Net proceeds from sale of common stock                                                95,167,321
  Net proceeds from exercise of stock options and warrants                                 538,771       385,797       158,279
  Proceeds from issuance of notes payable                                               13,050,076     5,650,000     5,297,500
  Increase in notes receivable                                                            (162,596)
  Repayment of notes payable                                                           (10,215,580)   (5,329,172)   (3,147,614)
  Increase in loan origination costs                                                                      (9,539)      (63,927)
  (Increase) decrease in deferred costs                                                    286,256      (286,256)
                                                                                       -----------   -----------   -----------
Net cash provided (used) by financing activities                                        98,664,248      (617,139)      884,671
                                                                                       -----------   -----------   -----------
Effect of exchange rate changes on cash                                                   (240,732)
                                                                                       -----------   -----------   -----------
Net increase in cash                                                                    73,769,530     1,520,904       113,228
Cash and cash equivalents at beginning of period                                         1,677,400       156,496        43,268
                                                                                       -----------   -----------   -----------
Cash and cash equivalents at end of period                                             $75,446,930   $ 1,677,400   $   156,496
                                                                                       ===========   ===========   ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest                                                                             $   996,089   $   775,921   $   585,021
  Income taxes                                                                           1,954,000       817,589       276,010
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
The Company sold substantially all the assets of the ESBU in August 1995.  Portions of the payment received by the Company were noncash in nature, as follows:
  Long-term note receivable from buyer of ESBU                                                       $   200,000
  Debt assumed by buyer of ESBU                                                                          581,277
                                                                                                     -----------
                                                                                                     $   781,277
                                                                                                     ===========
The Company sold the remaining assets of the ESBU in June 1996.  The payment received by the Company was non-cash in nature, as follows:
  Long-term note receivable from buyer of ESBU                                         $   206,000

                      The accompanying notes are an integral part of the consolidated financial statements.

                            ZOLTEK COMPANIES, INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Summary of significant accounting policies
--------------------------------------------------------------------------------

PRINCIPLES OF CONSOLIDATION

     Zoltek Companies, Inc. (the "Company") is a holding company, having no operations of its own. Zoltek Corporation ("Zoltek") develops, manufactures and markets advanced material and industrial products for selected niche markets. The Carbon Fibers Business Unit of Zoltek manufactures carbon fibers used in aircraft brakes and other composite materials. In August 1995, the Company's Board of Directors authorized the disposition of the Company's former Equipment and Services Business Unit ("ESBU"), which supplied industrial process equipment, aftermarket components and repair services. These operations have been classified as a discontinued operation (Note 12). Zoltek Magyar Viscosa Rt ("Viscosa") manufactures and markets acrylic and nylon fibers and yarns to the textile industry. Other Viscosa products include nylon granules, plastic grids and nets, and carboxymethyl cellulose. In addition, Viscosa provides public works services for plant use and to the town of Nyergesujfalu, Hungary. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles. All significant intercompany transactions and balances have been eliminated upon consolidation.

FOREIGN CURRENCY TRANSLATION

     Viscosa's consolidated balance sheet was translated from Hungarian Forints to U.S. Dollars at the exchange rate in effect at the balance sheet date, while its consolidated statement of operations was translated using the average exchange rates in effect during the period. Adjustments resulting from foreign currency transactions are recognized in income, whereas adjustments resulting from the translation of financial statements are reflected as a separate component of shareholders' equity.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and assumptions.

REVENUE RECOGNITION

     The Company recognizes sales on the date the products are shipped. During 1996, approximately $5,688,000 and $5,247,000, respectively, of total Carbon Fibers Business Unit's sales revenue was earned from two customers. During 1995, approximately $3,780,000 and $4,658,000, respectively, of total Carbon Fibers Business Unit's sales revenue was earned from the same two customers.

CONCENTRATION OF CREDIT RISK

     Products of the Carbon Fiber Business Unit are primarily sold to customers in the aerospace and automotive industries; Viscosa's products are mainly sold to customers in the textile industry. While the markets for the Company's products are geographically unlimited, most of Zoltek's business is with customers located in North America and most of Viscosa's sales are to customers in Eastern Europe, the Commonwealth of Independent States, Europe and Asia. The Company performs ongoing credit evaluations. Viscosa generally requires collateral for significant export sales to new customers; Zoltek generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations. As of September 30, 1996, the Company had no significant concentrations of credit risk.

CASH AND CASH EQUIVALENTS

     All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. Such investments amounted to $74,021,349 and $1,500,950 at September 30, 1996 and 1995, respectively. At
September 30, 1996, cash equivalents included $69,331,255 of U.S. Treasury bills.

INVENTORIES

     Inventories are valued at the lower of cost, determined on the first-in, first-out method, or market. Cost includes material, labor and overhead.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Expenditures which improve the asset or extend the useful life are capitalized, including interest on funds borrowed to finance the acquisition or construction of major capital additions. No interest was capitalized for the years ended September 30, 1996, 1995 and 1994. Maintenance and repairs are expensed as incurred. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any profit or loss on disposition is credited or charged to income.

                           ZOLTEK COMPANIES, INC.

--------------------------------------------------------------------------------

     The Company provides for depreciation by charging amounts sufficient to amortize the cost of the properties over their estimated useful lives using primarily straight line methods. The range of estimated useful lives used in computing depreciation is as follows:

     Buildings and improvements                                10 to 31.5 years
     Automobiles                                               3 to 5 years
     Machinery and equipment                                   5 to 10 years
     Furniture and fixtures                                    7 to 10 years

     The Company uses primarily accelerated depreciation methods for income tax purposes.

FINANCIAL INSTRUMENTS

     The Company does not hold any financial instruments for trading purposes. The carrying value of cash and cash equivalents and debt approximates fair value at September 30, 1996.

RESEARCH AND DEVELOPMENT EXPENSES

     Expenditures for research, development and engineering of products and manufacturing processes are expensed as incurred. Such costs were approximately $643,000, $370,000, and $263,000 in 1996, 1995, and 1994,
respectively.

INCOME TAXES

     Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes" which did not have a material impact on the Company's financial statements. SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred tax expense (benefit) is the result of changes in the liability for deferred taxes.

NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE

     Net income per common and common equivalent share is calculated by dividing net income by the sum of the weighted average number of shares of common stock outstanding of 13,348,294 and common stock equivalents of 388,617 for the year ended September 30, 1996. Common stock equivalents are excluded from the computation for the years ended September 30, 1995 and 1994 because their dilutive effect is not significant. All share and per share data have been adjusted to give retroactive effect to the recapitalizations and stock splits described in Note 9.

STOCK-BASED COMPENSATION
     The Company currently accounts for its stock-based compensation plans using the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25).

RECENT ACCOUNTING PRONOUNCEMENTS

     The following recently issued accounting standards will be applicable to the Company for its fiscal year ending September 30, 1997:

SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," effective for the Company for its fiscal year ending September 30, 1997, establishes standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and those to be disposed of. SFAS 121 is not expected to have a material impact on the Company's financial condition or results of operations.

SFAS 123, "Accounting for Stock-based Compensation," defines the fair value based method of accounting for stock option, purchase and award plans. SFAS 123 allows companies to use the fair value method defined therein or to continue use of the intrinsic value method as outlined in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). The Company anticipates utilizing APB 25 in accounting for stock option plans and, as a result, SFAS 123 is not expected to have a material impact on the Company's financial condition or results of operations.

FINANCIAL PRESENTATION CHANGES

     Certain prior year amounts have been reclassified to conform to the current year presentation.

                          ZOLTEK COMPANIES, INC.

--------------------------------------------------------------------------------

2.  Acquisition
--------------------------------------------------------------------------------

     On December 8, 1995, the Company completed the acquisition of Viscosa. Pursuant to agreements with the Hungarian State Property Agency and other shareholders and lenders, the Company acquired approximately 95% of the equity ownership and substantially all the debt of Viscosa for approximately $18 million. Subsequently, the Company acquired an additional 4% of the equity ownership for $250,000. During fiscal 1996, the Company made $5 million available to fund Viscosa's working capital requirements and an additional $1 million available to fund capital expenditures associated with new continuous carbonization lines which the Company plans to install at Viscosa. The Viscosa acquisition is reported under the purchase method of accounting and is included in the Company's consolidated financial statements from the date of acquisition. The purchase price allocation includes assets and liabilities acquired at their estimated fair values.
The excess of the fair market value of the assets acquired over the purchase price was allocated to reduce property and equipment.
     The purchase price allocation reflects the recording at the acquisition date of a liability of $3,950,000 related to the estimated cost for reorganization of the acquired operations, including modification of facilities layout and possible demolition of obsolete buildings, and product rationalization, including employee severance and exit costs. The liability also contains amounts necessary to correct certain identified environmental deficiencies and enhancements of other environmental compliance systems. Additionally, the liability contains an amount for a government grant received by Viscosa to finance salary payments to Viscosa's employees during the period April through December 1993. The grant is repayable by Viscosa if employment levels decline below 1,850 through 1997, subject to certain exceptions. Presently, Viscosa's active workforce is below the level specified by the grant. Viscosa is undertaking to clarify the application of the calculation and to amend the agreement to confirm Viscosa's understanding.
     Set forth below are unaudited pro forma combined results of operations of Zoltek and Viscosa for the twelve months ended September 30, 1996 as if the Viscosa acquisition had been completed as of October 1, 1995 and for the twelve months ended September 30, 1995 as if the Viscosa acquisition had been completed as of October 1, 1994. The pro forma combined financial information set forth below is not necessarily indicative of future results of operations or results of operations that would have been reported for the periods indicated had the acquisition of Viscosa been completed as of October 1, 1995 or 1994.

                                                             Twelve Months Ended
                                                                September 30,
                                                       -----------------------------
                                                          1996              1995<F*>
                                                       ===========       -----------
     Net sales                                         $80,323,000       $63,483,000
     Income (loss) before extraordinary items            6,034,000           (85,000)
     Net income                                          5,996,000        10,542,000
     Net income per share                                      .43               .79

----------------

<F*> The period ended September 30, 1995 includes extraordinary items related to the sale of certain of Viscosa's assets and the forgiveness of certain of its debt in December 1994 for a net gain of $10.6 million, relating to the Viscosa operations.

3.   Inventories
--------------------------------------------------------------------------------

     Inventories consist of the following:                  September 30,
--------------------------------------------------------------------------------
                                                       1996              1995
                                                   ===========       -----------
     Raw materials                                 $ 5,446,296       $ 1,091,113
     Work-in-process                                 1,565,786           106,343
     Finished goods                                  5,584,626         1,929,883
                                                   -----------       -----------

                                                   $12,596,708       $ 3,127,339
                                                   ===========       ===========

4.   Property and equipment
--------------------------------------------------------------------------------

     Property and equipment consists of the following:      September 30,
--------------------------------------------------------------------------------
                                                       1996              1995
                                                    ===========       -----------
     Land                                           $ 1,393,314       $   314,009
     Buildings and improvements                      15,974,739         5,290,932
     Machinery and equipment                         18,905,550         7,272,943
     Furniture and fixtures                           2,134,226           718,687
                                                    -----------       -----------
                                                     38,407,829        13,596,571
     Less:  accumulated depreciation                 (6,967,251)       (4,240,798)
                                                    -----------       -----------
                                                    $31,440,578       $ 9,355,773
                                                    ===========       ===========




                           ZOLTEK COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

5.   Income taxes
--------------------------------------------------------------------------------

     The components of the provision for income taxes for the years ended
September 30, are as follows:


     From continuing operations:
     Current:                                              1996             1995                1994
                                                        ==========        ----------          --------
        Federal                                         $1,566,000        $  776,536          $(18,178)
        State                                               98,573            74,177            40,979
        Non-U.S. Local                                     401,000
                                                        ----------        ----------          --------
                                                         2,065,573           850,713            22,801
     Deferred:
        Federal                                            154,000             4,000           341,000
        State                                                7,000                              18,038
        Non-U.S.                                           312,808
                                                        ----------        ----------          --------
                                                           473,808             4,000           359,038
                                                        ----------        ----------          --------
           Total continuing operations                   2,539,381           854,713           381,839
                                                        ----------        ----------          --------

     From discontinued operations:
     Current:
        Federal                                             24,000           271,416           125,178
        State                                                1,427            22,871            11,983
                                                        ----------        ----------          --------
           Total discontinued operations                    25,427           294,287           137,161
                                                        ----------        ----------          --------
                                                        $2,564,808        $1,149,000          $519,000
                                                        ==========        ==========          ========

     Refundable income taxes at September 30, 1994 represent refunds resulting from amended returns filed for prior years to expense research and development costs and recognize tax credits. The benefit of these amended returns is reflected as a reduction of the current tax provision for the year ended September 30, 1994.
     Deferred income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Amounts giving rise to the deferred income tax liability at September 30 are as follows:

                                                          1996              1995
                                                       ==========         ---------
     Depreciation                                      $  863,235         $ 769,919
     Inventories                                          (18,385)          (53,405)
     Accrued vacation pay                                 (35,627)          (25,970)
     Deferred state income taxes                          (20,740)          (18,360)
     Accrued health fund                                   (3,677)          (15,037)
     Other                                                  4,194           (29,147)
     Non-U.S. operations deferred tax, net                276,721
                                                       ----------         ---------
                                                        1,065,721           628,000
     Less:  tax benefit of stock options                 (370,000)         (106,000)
                                                       ----------         ---------
     Total deferred tax liability                      $  695,721         $ 522,000
                                                       ==========         =========

     At September 30, 1996 the Company has deferred tax assets of $2,238,779 related to net operating loss carryforwards and tax positions subject to examination by Hungarian tax authorities. During 1996 the Company recorded a reduction in the valuation allowance of $265,000 related to utilization of net operating loss carryforwards in 1996. The Company has a valuation allowance of $2,238,779 against these deferred tax assets at September 30, 1996.
     The provision for income taxes at September 30 differs from the amount using the statutory federal income tax rate (34%) as follows:

                                                                             1996              1995              1994
                                                                          ==========        ----------          --------
     At statutory rate:
        Income taxes on income from continuing operations                 $2,961,957        $  827,000          $401,350
        Income taxes on income from discontinued operations                   21,800           255,000           117,356
     Increases (decreases):
        Lower effective tax rate on non-U.S. operations                     (593,000)
        Valuation allowance change                                          (265,000)
        Local taxes, non-U.S.                                                401,000
        State taxes, net of federal benefit                                   70,600            64,000            44,617
        R & D tax credits, net of federal benefit                                              (15,000)          (52,441)
        Other                                                                (32,549)           18,000             8,118
                                                                          ----------        ----------          --------
                                                                          $2,564,808        $1,149,000          $519,000
                                                                          ==========        ==========          ========

     For the years ended September 30, 1996, 1995 and 1994, the consolidated income from continuing operations before income taxes by domestic and foreign sources was $5,005,586 and $3,706,051, $2,431,784 and $0 and
$1,180,441 and $0, respectively.

                           ZOLTEK COMPANIES, INC.

--------------------------------------------------------------------------------

6.   Financing
--------------------------------------------------------------------------------

SHORT-TERM DEBT AND CREDIT AGREEMENTS

     The Company has short-term debt totaling $3,694,495 at September 30, 1996 of which $3,034,000 was represented by bank loans. The portion of these bank loans secured by inventory is $2,000,000 while the remaining amounts are unsecured. The interest rates on these loans is determined at the time of borrowing based upon the London Interbank Offered Rates (LIBOR) plus 1.5 percent. The remaining balance of the short-term debt represents borrowings of $660,495 under a bank line of credit, secured by Viscosa real estate, with the maximum credit line of $947,000 at September 30, 1996. The interest rates for the line of credit are equal to the Hungarian National Bank prime rate plus 1.5 percent or LIBOR plus 1.5 percent, depending on the currency of repayment.
     The Company has a revolving credit agreement which bears interest at prime (prime rate at September 30, 1996 was 8.25%) with a maximum available of $3,500,000. At September 30, 1996 the unused portion of the line of credit amounted to $3,500,000. The Company also has a $1,000,000 unsecured borrowing ability under a working capital credit facility. Additionally, the Company has received a commitment for a $5,000,000 secured equipment loan to finance planned U.S. capital expenditures. There were no borrowings under the working capital credit or secured equipment loan facilities at September 30, 1996.

LONG-TERM DEBT

Long-term debt consists of the following:                                                       September 30,
-----------------------------------------------------------------------------------------------------------------------
                                                                                        1996                    1995
                                                                                     ==========              ----------
EQUIPMENT LOANS
Note payable with interest at 5%, payable in monthly installments of
  $3,333 principal plus interest on the outstanding balance to maturity
  in November 1996, at which time the remaining principal balance is due             $  106,369              $  243,333

Note payable with interest at 9%, payable in monthly installments of
  principal and interest of $62,458 to maturity in November 1999                      1,810,808               2,366,779

REAL ESTATE LOANS
Note payable with interest at 9.95%, payable in monthly installments of
  principal and interest of $19,288 to maturity in September 2009                     1,684,431               1,744,950

Note payable with interest at 9.5%, payable in monthly installments of
  principal and interest of $27,672 to maturity in December 2009                      2,489,848               2,580,637
                                                                                     ----------              ----------
                                                                                      6,091,456               6,935,699

Less:  amounts payable within one year                                                 (884,364)               (744,542)
                                                                                     ----------              ----------
                                                                                     $5,207,092              $6,191,157
                                                                                     ==========              ==========

Following is a schedule of required principal payments of long-term debt:

   YEAR ENDING
  SEPTEMBER 30,                           TOTAL
     1997                             $  884,364
     1998                                852,211
     1999                                732,869
     2000                                222,555
     2001                                245,085
     Thereafter                        3,154,372
                                      ----------
                                      $6,091,456
                                      ==========

     The revolving credit agreement and notes payable, aggregating $1,917,177 at September 30, 1996 are secured by accounts receivable, inventories, machinery and equipment, and general intangibles. The remaining notes payable are secured by real estate holdings.
     Under the terms of the revolving credit agreement and certain long-term debt, Zoltek is required to maintain a minimum level of tangible net worth and there are restrictions on capital expenditures. The Company is in compliance with the debt covenants at September 30, 1996.

                          ZOLTEK COMPANIES, INC.

--------------------------------------------------------------------------------

7.   Commitments and contingencies
--------------------------------------------------------------------------------

LEASE

     Land at the carbon fibers manufacturing facility is leased under an operating lease which provides for 100% real estate tax abatement and expires in December 2065, with a renewal option for 24 years expiring in December 2089. The lease required a prepayment of $50,000 for rental through October 1993 and requires annual rental payments of $57,991 through October 2010. Rental expense related to this lease was $57,991 for the years ended September 30, 1996 and 1995 and $54,552 for 1994.

LEGAL

     The Company is a party to various claims and legal proceedings arising out of the normal course of its business. In the opinion of management, the ultimate outcome of these claims and lawsuits will not have a material adverse effect upon the financial condition or results of operations of the Company.


8.   Profit sharing plan
--------------------------------------------------------------------------------

     The Company maintains a 401(k) Profit Sharing Plan for the benefit of employees who have completed six months of service and attained 21 years of age. The Company's contribution to the plan is determined annually by the Board of Directors. Contributions of $138,600, $75,000 and $55,000 were made for the years ended September 30, 1996, 1995 and 1994, respectively.


9.  Recapitalizations and stock splits
--------------------------------------------------------------------------------

     In August 1992, the Company's authorized capital structure was changed to 8,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. In addition, pursuant to a stock dividend, the Company split its shares of common stock at a rate of 4,000 to 1, thereby increasing issued and outstanding shares from 1,500 to 6,000,000.
     On August 31, 1995, the Company announced a three-for-two stock split implemented by a stock dividend of one share for each two shares outstanding. The stock dividend was paid on September 29, 1995 to shareholders of record on September 15, 1995.
     In February 1996, the Company's authorized capital structure was changed to 20,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share.
     On May 20, 1996, the Company announced a two-for-one stock split implemented by a stock dividend of one share for each share outstanding.
The stock dividend was paid June 17, 1996 to shareholders of record on June 3, 1996.
     All share and per share amounts in the accompanying financial statements and notes have been adjusted to give retroactive effect to the stock split for all periods presented except for on the Consolidated Statement of Changes in Shareholders' Equity and Balance Sheet. In these statements, shares issued and outstanding prior to June 17, 1996 are reported on a pre-split basis.


10.  Stock options and warrants
--------------------------------------------------------------------------------

INITIAL PUBLIC OFFERING

     In November 1992, the Company completed an initial public offering of 3,300,000 shares of common stock and received net proceeds of $3.7 million. The Company applied $1.4 million of the net proceeds to reduce indebtedness and $631,000 was used to reduce accounts payable. The remaining $1.7 million was utilized for capital expenditures. In conjunction with the offering, the Company sold warrants to purchase 165,000 shares of the Company's common stock at an exercise price per share equal to the initial public offering price of $1.33 per share (increasing annually by 7% of the initial public offering price) to the representatives of the underwriters, for an aggregate price of $100.00. These warrants were exercised during fiscal year 1995 at $1.43 per share.

                       ZOLTEK COMPANIES, INC.

--------------------------------------------------------------------------------

LONG-TERM INCENTIVE PLAN

     In July 1992, the Company adopted a Long-term Incentive Plan that authorizes the Compensation Committee of the Board of Directors (the Committee) to grant key employees and officers of the Company incentive or nonqualified stock options, stock appreciation rights, performance shares,
restricted shares and performance units.    The Committee determines the
prices and terms at which awards may be granted along with the duration of the restriction periods and performance targets. Currently, 900,000 shares of common stock may be issued pursuant to awards under the plan.
Outstanding stock options expire 10 years from the date of grant or upon termination of employment. Options granted in 1993 vested ratably from date of grant over three years. Options granted in 1995 and 1996 vest 100% five years from date of grant. The options were issued at an option price equal to the market price on the date of grant. Information related to stock options during the four years ended September 30, 1996 is as follows:

                                                          Number of         Option
                                                           Shares           Price
                                                          ---------         ------
     Shares under option at September 30, 1993             400,500        $     1.33
        Granted                                               -                   -
        Exercised                                           85,710              1.33
        Forfeited                                           61,290              1.33
                                                           -------
     Shares under option at September 30, 1994             253,500              1.33
        Granted                                            390,000         3.42-6.25
        Exercised                                           80,490              1.33
        Forfeited                                           69,510              1.33
                                                           -------
     Shares under option at September 30, 1995             493,500         1.33-6.25
        Granted                                            275,000        8.38-22.44
        Exercised                                           83,020              1.33
        Forfeited                                           80,480         1.33-3.42
                                                           -------
     Shares under option at September 30, 1996             605,000        1.33-22.44
                                                           =======

DIRECTORS STOCK OPTION PLAN

     In July 1992, the Company adopted a Directors Stock Option Plan under which options to purchase 3,000 shares of common stock at the then fair market value will be issued to each non-employee director annually. In addition, newly elected non-employee directors receive options to purchase 3,000 shares of common stock, at the then fair market value. The plan was amended in February 1995 to increase the annual grants to 7,500 shares. Pursuant to the plan, options to purchase 9,000 shares of common stock at an exercise price of $1.33 per share, 9,000 shares of common stock at an exercise price of $2.34 per share, 30,000 shares of common stock at an exercise price of $4.34 per share and 37,500 shares of common stock at an exercise price of $13.50 per share were outstanding as of September 30, 1996. The options expire in 2002, 2004, 2005 and 2006, respectively.

11.  Secondary stock offerings
--------------------------------------------------------------------------------

     Pursuant to a secondary public offering in November 1995, the Company sold 4,170,000 shares of common stock and received net proceeds of $26.3 million. The Company used approximately $18 million to fund the purchase of Viscosa and the remaining proceeds for Viscosa's working capital needs, and general corporate purposes, including capital expenditures.
     On September 18, 1996, the Company completed a secondary offering of 2,300,000 shares of common stock and received net proceeds of $68.9 million. The Company plans to utilize these funds to expand its production capacity by constructing additional continuous carbonization lines by the end of fiscal 1998 and for working capital needs and general corporate purposes.

12.  Discontinued operations
--------------------------------------------------------------------------------

     In view of ESBU's operating performance, demands of the unit on the Company's finite managerial resources and the perceived opportunities in the carbon fibers operations, the Company's Board of Directors authorized in August 1995 the disposition of the Company's equipment and services business unit. Revenues from the equipment and services business unit were $6,725,000, $5,848,000 and $760,000 in fiscal 1994, 1995 and 1996, respectively.
     On August 31, 1995, the Company sold the valves, pumps and repair and fluid-sealing product lines for aggregate consideration of approximately $2.5 million (consisting of $1.7 million cash, $581,000 of debt assumption and a note receivable for $200,000). The sale resulted in an after-tax gain of approximately $230,000 for financial statement reporting purposes which was recorded in the fourth quarter of fiscal 1995. The Company sold the unit's remaining product line, flexible graphite products, on June 30, 1996 in consideration of a note receivable for $206,000, which approximated the net book value of such assets.

                        ZOLTEK COMPANIES, INC.

--------------------------------------------------------------------------------

13.  Summary of quarterly results (unaudited)
--------------------------------------------------------------------------------


FISCAL YEAR 1996                                        1ST QUARTER      2ND QUARTER       3RD QUARTER       4TH QUARTER
========================================================================================================================
Net sales                                               $9,351,709       $18,862,542       $18,999,243       $21,743,264
Gross profit                                             2,652,176         4,396,605         5,097,417         7,039,049
Net income from continuing operations                      934,054         1,234,814         1,584,727         2,418,662
Net income from discontinued operations                     17,235             5,192            16,157                 0
Net income                                              $  951,289       $ 1,240,006       $ 1,600,884       $ 2,418,661

Net income per common and common equivalent share:
   Net income from continuing operations                $      .08       $       .09       $       .12       $       .16
   Net income from discontinued operations                     .00               .00               .00               .00
                                                        ----------       -----------       -----------       -----------
   Net income                                           $      .08       $       .09       $       .12       $       .16
                                                        ==========       ===========       ===========       ===========

FISCAL YEAR 1995                                        1ST QUARTER      2ND QUARTER       3RD QUARTER       4TH QUARTER
========================================================================================================================
Net sales                                               $2,401,970        $3,302,401        $2,970,171        $4,023,016
Gross profit                                             1,079,000         1,245,957         1,231,653         1,425,069
Net income from continuing operations                      321,635           352,034           375,536           527,866
Net income from discontinued operations                     47,785            89,578            72,350           245,799
Net income                                              $  369,420        $  441,612        $  447,886        $  773,665


Net income per common and common equivalent share:
   Net income from continuing operations                $      .03        $      .04        $      .04        $      .05
   Net income from discontinued operations                     .01               .01               .01               .03
                                                        ----------        ----------        ----------        ----------
   Net income                                           $      .04        $      .05        $      .05        $      .08
                                                        ==========        ==========        ==========        ==========

Note: Quarterly earnings have been adjusted to reflect the presentation of the Equipment and Services Business Unit as a discontinued operation (Note
12) and to reflect the 3 for 2 stock split effective September 29, 1995 and the 2 for 1 stock split effective June 17, 1996 (Note 9).

-------------------------
<F*> In the fourth quarter of 1995, income from discontinued operations includes the gain on sale of a portion of the Equipment and Services Business Unit of $230,000.

                           ZOLTEK COMPANIES, INC.

--------------------------------------------------------------------------------

14.  Segment information
--------------------------------------------------------------------------------

                                               Twelve months ended September 30,
--------------------------------------------------------------------------------
                                                    1996<F*>         1995<F**>
                                                  ===========       -----------
Net sales
     Zoltek Corporation                          $ 20,035,802       $12,697,558
     Zoltek Magyar Viscosa Rt                      48,920,956
                                                 ------------       -----------
                                                 $ 68,956,758       $12,697,558
                                                 ============       ===========

Income from operations
     Zoltek Corporation                          $  5,186,479       $ 3,136,990
     Zoltek Magyar Viscosa Rt                       4,488,983
                                                 ------------       -----------
                                                 $  9,675,462       $ 3,136,990
                                                 ============       ===========

Total assets
     Zoltek Corporation                          $ 18,692,171       $18,390,230
     Zoltek Magyar Viscosa Rt                      41,416,194
     General corporate                             74,551,642
                                                 ------------       -----------
                                                 $134,660,007       $18,390,230
                                                 ============       ===========

Capital expenditures
     Zoltek Corporation                          $  3,315,366       $   539,166
     Zoltek Magyar Viscosa Rt                       1,818,291
                                                 ------------       -----------
                                                 $  5,133,657       $   539,166
                                                 ============       ===========

Depreciation and amortization expense
     Zoltek Corporation                          $  1,132,874       $   794,254
     Zoltek Magyar Viscosa                          1,715,286
                                                 ------------       -----------
                                                 $  2,848,160       $   794,254
                                                 ============       ===========

-------------------
<F*>  Information for Zoltek Magyar Viscosa Rt
      is from the date of acquisition,
      December 8, 1995, to September 30, 1996

<F**> Balances exclude ESBU

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF
      FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW
----------------------------------------------------------------------------

      The Company is a Missouri corporation founded in 1975. Until it entered the carbon fibers business in fiscal 1988, the Company's business consisted of engineering, sales and installation of various process equipment, provision of in-house and field repair services, and distribution of various industrial products manufactured by others.

      The Company entered the carbon fiber business in fiscal 1988 through the acquisition of a Lowell, Massachusetts company that produced a line of carbon fiber products for niche and specialty markets. In fiscal 1991, the Company closed its carbon fiber production facility in Lowell, and moved to its new production facility in St. Charles, Missouri. This production facility achieved full production capability in July 1992. In November 1992, the Company completed its initial public offering to finance the new facilities and to fund future growth and product development.

      In 1994, the Company began producing low-cost, high-strength carbon fiber products utilizing a proprietary continuous carbonization process to complement its specialty carbon fibers product line. During the same year, the Company negotiated two significant multi-year supply arrangements with BFGoodrich Aerospace for fibers used in carbon/carbon aircraft brakes and with TRW Vehicle Safety Systems for use in enhancing the performance of its airbag propellant. These two supply relationships have provided a substantial sales base to support Zoltek's expansion.

      In order to focus its efforts on emerging opportunities in the carbon fibers market, the Company sold all of the assets of its former equipment and services business unit during fiscal 1995 and 1996. The results of the unit's operations have been reclassified to identify them as discontinued operations.

      In November 1995, the Company completed a secondary public offering of
4.2 million shares of Common Stock and received net proceeds of $26.3 million. The Company used the proceeds of the offering primarily to acquire substantially all of the shares of Magyar Viscosa Rt. for $17.8 million in December 1995 and to provide working capital to enhance Viscosa's operations. Viscosa manufactures textile-type acrylic fibers, which is the raw material for manufacturing of carbon fibers, as well as nylon and other industrial materials. This acquisition enabled the Company to secure access to the technology underlying the production of the acrylic fiber raw material. The Company also expects Viscosa will begin to supply acrylic fiber used as carbon fiber precursor by the end of 1997. The Viscosa acquisition is reported under the purchase method of accounting and is included in the Company's consolidated financial statements from the date of acquisition.

      Zoltek has achieved substantial sales growth in its carbon fibers business. From fiscal 1992 to fiscal 1996, net sales of carbon fibers grew from $3.0 million to $20.0 million. Much of the sales increase came from specialty applications, however, the Company believes that its greatest opportunities are presented by the market for its low-cost carbon fibers used in much broader applications. The Company is producing carbon fibers at its full operational capacity and needs to expand its capacity to meet the indicated and forecasted demand for carbon fiber products.

      To support the Company's growth strategy, it completed a secondary stock offering in September 1996. The Company sold 2.3 million shares of

Common Stock and received net proceeds of $68.9 million. The Company is utilizing the net proceeds, together with internally generated funds, to expand its carbon fibers manufacturing capacity from its current capacity of approximately 3.5 million pounds to approximately 35 million pounds in the United States and Hungary over the next four to five years. In addition to securing the raw material source, the Company has developed a standardized continuous carbonization line design to optimize the technical process capabilities, reduce equipment cost and shorten lead time for future expansion between the decision to add capacity and when lines become operational.


COMPARISON OF RESULTS FOR FISCAL YEARS ENDED SEPTEMBER 30, 1996 AND 1995
------------------------------------------------------------------------

      The Company's net sales increased 443% to $69.0 million in 1996 from $12.7 million in 1995. The increase resulted from an increase in Zoltek's carbon fibers business and the inclusion of Viscosa's revenues since its acquisition on December 8, 1995. Net sales from Zoltek's carbon fibers business totaled $20.0 million in fiscal 1996, an increase of 57% compared to fiscal 1995. Higher sales revenues were recorded across carbon fiber product categories. Growth in carbon fiber sales was constrained by production capacity. For the period from December 8, 1995 to September 30, 1996, Viscosa reported net sales of $49.0 million. All of the Viscosa sales were from the markets Viscosa had historically served prior to the acquisition.

      Gross profit increased 285% to $19.2 million in fiscal 1996.
Increased gross profit resulted from a 61% increase in gross profit from Zoltek's carbon fiber business and from the operation of Viscosa after its acquisition by the Company. Excluding Viscosa, Zoltek's gross margin from the carbon fibers business was 40% for fiscal 1996. The Company's overall gross profit decreased to 28% for the year from 39% in the prior year due to the acquisition of Viscosa which generates significantly lower gross margins than the carbon fibers business. Although Viscosa's margins are generally lower, its productivity and margins have significantly improved compared to its operations prior to the acquisition.

      Selling, general and administrative expenses were $9.5 million for fiscal 1996 compared to $1.8 million during the prior year. Essentially all of the increase resulted from consolidation of the Viscosa operation. To a lesser extent, these expenses increased due to the addition of engineering, development and administrative staff during the year ended September 30, 1996, as well as costs related to the increased sales level.

      Interest expense was $1.0 million for fiscal 1996. Interest income for the year was $546,000. Net interest expense declined 34% for fiscal 1996 compared to 1995 largely due to interest generated on increased cash and short-term investment balances in the current year.

      During fiscal 1996, the Company reported income tax expense of $2.6 million compared to $1.2 million in 1995. The effective tax rate remained relatively constant between years, excluding the effects of the Viscosa acquisition. The statutory rate for the Viscosa operation in Hungary is 18%. At present, Viscosa has net operating loss carryforwards arising from losses incurred prior to the Company's acquisition. These net operating loss carryforwards resulted in a reduced income tax liability. Due to the substantial uncertainty of the availability of these operating loss carryforwards to reduce Viscosa's future income tax liability, the Company recognized a full valuation allowance against these net operating loss carryforwards at the date of acquisition. During 1996, Viscosa utilized net operating loss carryforwards to reduce the income tax liability by $578,000. Additionally, a valuation allowance adjustment of $265,000 was recognized as a reduction to income tax expense. At September 30, 1996, the Company continues to recognize a valuation allowance against the available net operating loss carryforwards.

      In connection with the Company's determination, in August 1995, to dispose of its equipment and services business unit, the Company put the unit's business and related assets up for sale. The valves, pumps, and repair and fluid sealing product lines were sold in August 1995. The Company sold the unit's remaining product line, flexible graphite products, in June 1996 in consideration of a note receivable for $206,000, which approximated the net book value of such assets.

      As a result of the foregoing, net income increased 206% to $6.2 million for fiscal 1996 from $2.0 million in 1995. Similarly, the Company reported net income per share of $0.45 for fiscal 1996 compared to net income per share of $0.21 in 1995. Weighted average common shares increased to 13.7 million from 9.6 million primarily due to the secondary offerings in November 1995 and September 1996.

COMPARISON OF RESULTS FOR FISCAL YEARS ENDED SEPTEMBER 30, 1995 AND 1994
------------------------------------------------------------------------

      Net sales increased by 60% to $12.7 million in 1995 from $7.9 million in 1994. The improvement resulted principally from growth in sales of carbon fibers for aircraft brake, automotive airbag and conductive plastics applications.

      Gross profit increased 46% to $5.0 million in 1995 from $3.4 million in 1994. As a percentage of net sales, gross profit was 39% in 1995, compared to 43% in 1994. The decrease was attributable primarily to increases in raw material costs, variations in the mix of products sold and the cost associated with quantities of carbon fibers provided to potential customers for evaluation purposes, the effect of which was partially offset by economies realized from the increase in the level of net sales.

      Selling, general and administrative expenses were $1.8 million in 1995 compared to $1.6 million in 1994. Expenses associated with the expanded level of net sales and a $106,000 increase in research and development expense were offset by a decrease of $275,000 in training and start-up expenses for manufacturing capacity added in 1994. As a percentage of net sales, selling, general and administrative expenses were 14.5% in 1995 versus 20.5% in 1994, reflecting improved leveraging of fixed costs.

      Interest expense increased to $740,000 from $617,000 in the prior year due primarily to the increase in outstanding long-term debt related to the refinancing of the Company's primary real estate properties, as well as an increase in interest rates.

      During 1995, the Company reported income tax expenses from its continued operations of $855,000 compared to income tax expense of $382,000 in 1994, as a result of the increase in the reported level of income. The total income tax provision was $1,149,000 during fiscal 1995 compared to $519,000 during the prior year. The effective tax rate increased to 36.1% from 34.0% in the prior year due to recognition in 1994 of refunds from amending prior years returns to claim research and development tax credits.

      In connection with the Company's determination in August 1995 to dispose of its equipment and services business unit, the Company put the unit's business and related assets up for sale. The results of the unit's operations have been reclassified to separately identify them as discontinued operations. The unit reported net sales of $5.8 million in 1995 and $6.7 million in 1994. The unit reported income from operations, net of income taxes, of $456,000 (including an after-tax gain of approximately $230,000) in 1995 versus $208,000 reported in 1994.

      As a result of the foregoing, net income was $2.0 million in 1995 compared to net income of $1.0 million reported for 1994. Similarly, the Company reported net income per share of $.21 in 1995 and net income per share of $.11 in 1994.

LIQUIDITY AND CAPITAL RESOURCES
----------------------------------------------------------------------------

      The Company's primary sources of liquidity historically have been and continue to be cash flow from operating activities and available borrowing capacity under credit facilities. These funding sources have been supplemented with the net proceeds from three equity offerings, long-term debt financing utilizing the equity in the Company's real estate properties and the sale of all of the assets of the Company's equipment and services business unit.

      The Company's financial position remains strong and sufficient for execution of its strategic expansion plans. At September 30, 1996 the Company reported working capital of $83.3 million compared to working capital of $6.3 million at September 30, 1995. The increase in working capital was due primarily to receipt of the net proceeds of $ 68.9 million from the September 1996 secondary stock offering and receipt of the net proceeds from the November 1995 secondary stock offering in excess of amounts used to finance the acquisition of Viscosa, as well as increased inventory levels associated with the acquisition and the repayment of long-term liabilities. Other receivables of $2.7 million consisted primarily of VAT and import refunds due Viscosa from the Hungarian taxing authorities. Other long-term liabilities were related to various supply agreements between Viscosa and its vendors.

      Historically, cash used in investing activities has been expended for equipment additions and to support research and development of carbon fibers applications, the expansion of the Company's carbon fibers production capacity and the acquisition of Viscosa. In fiscal 1996, the Company incurred capital expenditures of $ 5.1 million for various projects. Of these expenditures approximately $2.1 million was used to increase capacity at the current facilities, $1 million was used for completion of the engineering facility and computer network system and $2.0 million was used for the new continuous carbonization line expansion. These expenditures were financed principally with cash generated from operations. In fiscal 1995, the Company's capital expenditures were $1.0 million, including installation of an enhanced research and development facility. During 1994, the Company invested $1.1 million in manufacturing equipment, primarily for two additional batch carbon fiber furnaces and completion of a continuous carbonization line.

      The Company believes that identified and forecasted customer demand for carbon fiber products likely will require substantial increases in capacity. The Company currently is producing carbon fibers at its full operational capacity and needs to expand its capacity to meet the indicated and forecasted demand. The Company is adding to its carbon fibers batch process capacity at its St. Charles, Missouri plant. The Company expects to fund the capital expenditures with available cash. In order to further increase its production capacity, the Company plans to construct (in the U.S. and Hungary) up to 16 additional continuous carbonization lines by the end of fiscal 1998. The Company's current plans call for capital expenditures of approximately $70 million through fiscal 1998 for this expansion. The construction of these continuous carbonization line facilities will be funded with the proceeds of the secondary offering, together with internally generated funds and borrowings.

      The Company maintains an excellent relationship with its lead bank, Southwest Bank of St. Louis, and the bank maintains several credit commitments that would allow the Company to borrow up to approximately $10 million. However, the Company has no current plans to borrow under these commitments in the foreseeable future. The Company currently has outstanding a term loan with a principal balance of $1.8 million which matures in 1999. This loan will be repaid during fiscal 1997.

      Since the beginning of fiscal 1994, the Company has obtained long-term financing utilizing its equity in its real estate properties. The applicable loan agreements prohibit the payment of dividends without the consent of the lenders. These loans are non-recourse loans for the Company's headquarters and St. Charles manufacturing facility. Based on the interest rates and the nature of the loans, the Company expects to leave these loans in place.

      Pursuant to a secondary stock offering in November 1995, the Company sold 4.2 million shares of Common Stock and realized net proceeds of approximately $26.3 million. The Company utilized approximately $17.8 million to fund the purchase of Viscosa. During 1996, the Company has made available a total of $5 million to fund Viscosa's working capital requirements and an additional $1 million to fund capital expenditures associated with new continuous carbonization lines which the Company plans to install at Viscosa. The remaining proceeds will be used for working capital needs of Viscosa and general corporate purposes, including capital expenditures. Beginning in the second quarter of fiscal 1996, Viscosa obtained short-term financing consisting of working capital loans and commercial letters of credit, of which $3.7 million was outstanding at September 30, 1996. The Company plans to repay the Viscosa borrowings during fiscal 1997.

      In August 1995, the Company sold its valves, pumps and repair and fluid-sealing product lines for an aggregate sale price of approximately $2.5 million (consisting of $1.7 million cash, $581,000 of debt assumption and a note receivable for $200,000). The Company sold the unit's remaining product line, flexible graphite products, on June 30, 1996 in consideration of a note receivable for $206,000.

      Pursuant to a secondary stock offering in September 1996, the Company sold 2.3 million shares of Common Stock and realized net proceeds of approximately $68.9 million. The Company's strategic plan calls for capital expenditures of approximately $70 million through fiscal 1998 to construct substantial increases in production capacity of carbon fibers.


NEW ACCOUNTING STANDARDS
----------------------------------------------------------------------------

      The following recently issued accounting standards will be applicable to the Company for its fiscal year ending September 30, 1997:

      SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," effective for the Company for its fiscal year ending September 30, 1997, establishes standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and those to be disposed of. SFAS 121 is not expected to have a material impact on the Company's financial condition or results of operations.

      SFAS 123, "Accounting for Stock-based Compensation," defines the fair value based method of accounting for stock option, purchase an award plans. SFAS 123 allows companies to use the fair value method defined therein or to continue use of the intrinsic value method as outlined in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). SFAS 123 is not expected to have a material impact on the Company's financial condition or results of operations.

PRICE RANGE PER COMMON SHARE
The Company's Common Stock (symbol: "ZOLT") is traded in the NASDAQ National Market System. The number of record holders of the Company's stock is approximately 700.

Set forth below are the high and low bid quotations as reported by NASDAQ for the periods indicated. Such prices reflect interdealer prices, without retail mark-up, mark-down or commission and have been adjusted to reflect the 2-for-1 stock split effective June 17, 1996:

                                  Fiscal year ended       Fiscal year ended
                                  September 30, 1996      September 30, 1995
                                  ------------------      ------------------
                                   HIGH        LOW         HIGH        LOW
                                   ----        ---         ----        ---
      First Quarter               $ 8.50     $ 6.50       $ 4.42      $3.33

      Second Quarter               23.63       7.88         5.17       3.42

      Third Quarter                46.63      21.13         9.21       4.83

      Fourth Quarter               39.00      21.00        12.92       6.33